INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

December 28, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust File No. 333-122901
on behalf of Center Coast MLP Focus Fund (the “Registrant”)

Below is a summary of the comments provided by Mr. Ganley of the staff of the Securities and Exchange Commission (the "Commission") by telephone on December 6, 2010, for the Center Coast MLP Focus Fund, a series of Investment Managers Series Trust.  All of the comments have been updated or explained below and are reflected in the Post-Effective Amendment Number 120 filed concurrently with this correspondence.

PROSPECTUS

Page 3 – Summary Section (Investment Objective & Fees and Expenses of the Fund)

1.	The Fund’s investment objective, delete the following sentence: “by investing in midstream energy and other master limited partnership (“MLP”) and other MLP related investments”.

RESPONSE: The sentence has been deleted.

2.	Provide the Staff the completed fee table and expense example before effective date.

RESPONSE: A completed fee table and expense example was provided via email to Mr. Ganley on December 23, 2010.

Page 4 -  Summary Section (Principal Investment Strategies)

3.	Principal Investment Strategies, first paragraph: to comply with 80% rule, please include “(including amounts borrowed for investment purposes)” after the “at least 80% of its net assets”.

RESPONSE: The sentence has been revised as follow: “Under normal circumstances, the Fund will invest at least 80% of its net assets (including amounts borrowed for investment purposes) in MLP common unit…..”

4.	Principal Investment Strategies, first paragraph: please define “MLP affiliates” and provide Staff with the definition before effective date.

RESPONSE:  A definition of MLP affiliates was provided via email to Mr. Ganley on December 23, 2010.  The definition is as follow:  “Under normal circumstances, the Fund will invest at least 80% of its net assets (including amounts borrowed for investment purposes) in MLP common units and equity securities of “MLP affiliates” which the Fund’s sub-advisor defines as entities issuing MLP I-shares, general partners of MLPs or other entities that may own interests of MLPs (collectively, “MLP Positions”).”

5.
Principal Investment Strategies, second paragraph: the following sentence is not relevant to the Fund’s strategy and it should be deleted: “apply the background of its portfolio management team, which includes experience serving in senior executive positions and in other management roles for energy sector MLPs”

RESPONSE:  The sentence has been deleted.

6.	Second paragraph, second bullet point: please clarify or provide more explanation on “concentration of large holders”

RESPONSE:  Please see revise disclosures.

Page 5 – Principal Investment Strategies

7.
Second paragraph: the following sentence is already in the “Tax Risk” section and can be deleted from “principal strategies” section: “Therefore, unlike open-end mutual funds that are structured as regulated investment companies for U.S. federal income tax purposes, the Fund will be taxable as a corporation for U.S. federal income tax purposes, which means that the Fund generally will be subject to U.S. federal income tax on its taxable income.”

RESPONSE: The sentence has been deleted.

8.	Please summarize the paragraphs below “Master Limited Partnership”, “MLP I-Shares” and “Temporary Defensive Positioning”.

RESPONSE: The paragraphs have been summarized.

Page 7 – Tax Risks

9.	Please consider making the “Tax Risks” more prominent.

RESPONSE: The “Tax Risks” section has been moved up.

10.	Tax Risks, second bullet point: please expand/clarify the ramification to shareholders in receiving a return of capital.

RESPONSE: The language about ramification to shareholders in receiving a return of capital has been added.

Page 9 – More About the Fund’s Investment Strategies and Risks

11.	Investment Objective: The second paragraph is not fund’s objective. Please delete the second paragraph or move it in the back of the prospectus.

RESPONSE: The second paragraph has been deleted.

Page 11 – Principal Risks of Investing

12.	Please compare risks in this section against risks in the “Summary Section”.

RESPONSE: The “risk” section has been compared so they are in order.

Page 17 – Portfolio Managers

13.	Provide more details on portfolio manager’s current business experience.

RESPONSE: More details on portfolio manager’s current experience are added.

STATEMENT OF ADDITIONAL INFORMATION

Page B-9 – Fundamental Policies

1.	Include investment restriction on “Senior Security”.

RESPONSE: Restriction on “Senior Security” has been added.

Page B-10 – Fundamental Policies

2.
First bullet point: The 25% test should be based on “total” assets (not “net”).  Delete “(iii) securities of other investment companies whether registered or excluded from registration under Section 3(c) of the 1940 Act”.

RESPONSE: The 25% test is based on total assets and numerical (iii) has been deleted.

Legal Opinion

1.	Provide the Staff a copy of the legal opinion before filing it with the next post-effective amendment.

RESPONSE: A copy of the legal opinion was provided via email to Mr. Ganley on December 23, 2010.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-2109.  Thank you.

Sincerely,

/s/SARDJONO KADIMAN

Sardjono Kadiman
Investment Managers Series Trust
Assistant Treasurer
626-914-2109